                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

 Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934


For the period                             August 24, 2001 to September 12, 2001

                        ------------------------------

                                   JACADA LTD.

--------------------------------------------------------------------------------

                 (Translation of registrant's name into English)



                           11 Galgalei Haplada Street
                             Herzliya, 46722 Israel

-------------------------------------------------------------------------------

                    (Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F [X]             Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes [ ] No [X]

                                EXPLANATORY NOTE


Attached is:

1. Minutes of the Annual General Meeting of the Shareholders of Jacada Ltd. Held on September 2, 2001. The minutes summarize the actions and results of the matters voted upon at the Annual General Meeting.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   JACADA LTD.



                                   By:          /s/ Robert C. Aldworth
                                      -----------------------------------------
                                      Name:  Robert C. Aldworth
                                      Title: Chief Financial Officer


Dated: September 12, 2001

                                                                       EXHIBIT 1

                      MINUTES OF THE ANNUAL GENERAL MEETING
                             OF THE SHAREHOLDERS OF
                                   JACADA LTD.
                                 (The "Company")
                           HELD ON SEPTEMBER 02, 2001


         Mr. Yossie Hollander, the Chairman of the Board of Directors of the Company, called the Annual General Meeting to order at 09:00 AM (Israeli Time) at the offices of the Company, 11 Galgalei Haplada Street, Herzliya 46722, Israel, after an advanced written notice was given in accordance with the Company's Articles of Association (the "Articles") to all the Company's shareholders of record as of July 24, 2001. Mr. Yossie Hollander called the roll and announced the presence of the shareholders present at the meeting in person or by proxy. Present in person or by proxy were shareholders holding, in the aggregate, 9,202,389 Ordinary Shares, par value NIS 0.01 per share of the Company, constituting 49.82% of the voting power of the Company.

         Mr. Yossie Hollander declared that the meeting could be lawfully held and that a quorum, pursuant to Article 26(b) of the Articles, is present.

         Mr. Yossie Hollander was appointed as Chairman of the meeting in accordance with Article 27 of the Articles.

The Agenda:

1. To elect two Directors to the Board of Directors of the Company, both of whom shall serve as an External Director, as such term is defined under
Section 1 of the Israeli Companies Law ("External Director");

2. To re-appoint Kost, Forer and Gabbay, a member of Ernst & Young International, as independent auditors and to approve their annual remuneration. The auditors shall audit the consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 2001;

3. To approve, effective as of January 2, 2001, the amendment of the Jacada Ltd. 1999 Share Option Plan (the "1999 Option Plan");

4. To approve, effective as of January 2, 2001, the grant of Options to members of the Board of Directors of the Company to purchase Ordinary Shares of the Company;

5. To approve the compensation of Mr. Gideon Hollander, Chief Executive Officer of the Company;

6. To amend the Company's Articles of Association to permit the Company to make charitable contributions;

The Meeting

The Chairman then presented for consideration of the shareholders the following resolutions, all of which were duly adopted as indicated below:

1. Election of External Directors

RESOLVED, that Ms. Naomi Atsmon be, and she hereby is, appointed to serve as an External Director of the Company as of June 4, 2001, for a term of 3 years, until June 4, 2004."

The voting results were as follows:

For:         8,794,093 shares constituting 99.90% of the shares voting.
Against:     8,303 shares constituting    0.09% of the shares voting.
399,993 shares chose not to participate in this vote.

FURTHER RESOLVED, that Mr. Ohad Zuckerman be, and he hereby is, appointed to serve as an External Director of the Company, as of December 26, 2000, for a term of 3 years, until December 26, 2003."

The voting results were as follows:

For:         8,791,986 shares constituting 99.88% of the shares voting.
Against:     10,410 shares constituting 0.12% of the shares voting.
399,993 shares chose not to participate in this vote.

2. Re-appointment of Kost, Forer and Gabbay, a member of Ernst & Young International, as the independent auditors of the Company.

RESOLVED, that the Company's auditors, Kost, Forer, and Gabbay be, and they hereby are, reappointed as auditors of the Company. The auditors shall audit the consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 2001. The Board of Directors be, and it hereby is, authorized to fix the remuneration of said auditors in accordance with the volume and nature of their services."

The voting results were as follows:

For:         8,794,286 shares constituting 99.90% of the shares voting.
Against:     3,908 shares constituting 0.04% of the shares voting.
Abstain:     4,202 shares constituting 0.05% of the shares voting
399,993 shares chose not to participate in this vote.

3. Amendment of the Jacada Ltd. 1999 Share Option Plan.

RESOLVED, to approve, effective as of January 2, 2001, an increase in the number of Ordinary Shares reserved under the 1999 Option Plan by 1,800,000 Ordinary Shares, so that the number of Ordinary Shares reserved under the 1999 Option Plan shall be 3,600,000, and to approve and ratify the Board of Directors' resolution so amending the 1999 Plan; and

FURTHER RESOLVED, that the appropriate officers and directors be, and they hereby are, authorized and directed to do all things necessary or appropriate to accomplish the amendment of the 1999 Option Plan to increase the number of Ordinary Shares available for distribution thereunder as provided in the foregoing resolution."

The voting results were as follows:

For:         8,918,027 shares constituting 97.83% of the shares voting.
Against:     185,072 shares constituting 2.03% of the shares voting.
Abstain:     12,336 shares constituting 0.13% of the shares voting
86,954 shares chose not to participate in this vote.

4. Grant of Options to members of the Board of Directors of the Company to purchase Ordinary Shares of the Company.

4.1 "RESOLVED, to ratify and approve the Board of Directors' resolution, dated January 2, 2001, to grant to Directors of the Company, pursuant to the 1999 Option Plan, Options to purchase an aggregate of 350,000 Ordinary Shares, par value NIS 0.01 per share, as detailed hereinafter, at an exercise price of US $4.625 per share.

Mr. Gideon Hollander was granted 250,000 options, vested in accordance with the following breakdown:

         December 31, 2001          62,500           Options
         March 31, 2002             15,625           Options
         June 30, 2002              15,625           Options
         September 30, 2002         15,625           Options
         December 31, 2002          15,625           Options
         March 31, 2003             15,625           Options
         June 30, 2003              15,625           Options
         September 30, 2003         15,625           Options
         December 31, 2003          15,625           Options
         March 31, 2004             15,625           Options
         June 30, 2004              15,625           Options
         September 30, 2004         15,625           Options
         December 31, 2004          15,625           Options

Mr. Yossie Hollander was granted 30,000 options, vested in accordance with the following breakdown:

         December 31, 2001          10,000           Options
         December 31, 2002          10,000           Options
         December 31, 2003          10,000           Options

Mr. Amnon Shoham was granted 30,000 options, vested in accordance with the following breakdown:

         December 31, 2001          10,000           Options
         December 31, 2002          10,000           Options
         December 31, 2003          10,000           Options

Mr. Ohad Zuckerman was granted 30,000 options, vested in accordance with the following breakdown:

         December 31, 2001          10,000           Options
         December 31, 2002          10,000           Options
         December 31, 2003          10,000           Options

Mr. Boaz Dotan was granted 10,000 options, vested in accordance with the following breakdown:

September 03, 2001                  10,000           Options

The voting results were as follows:

For:         8,923,457 shares constituting 97.88% of the shares voting.
Against:     179,631 shares constituting 1.97% of the shares voting.
Abstain:     13,601 shares constituting 0.14% of the shares voting
85,700 shares chose not to participate in this vote.

4.2 "FURTHER RESOLVED, to ratify and approve the resolution of the Compensation Committee of the Board of Directors, dated July 11, 2001 to grant to Ms. Naomi Atsmon, as a new member of the Board of Directors of the Company, pursuant to the 1999 Option Plan, Options to purchase an aggregate of 30,000 Ordinary Shares, par value NIS 0.01 per share, as detailed in the aforementioned resolution of the Compensation Committee, at an exercise price of US $2.89 per share."

The voting results were as follows:

For:         8,914,847 shares constituting 97.78% of the shares voting.
Against:     188,241 shares constituting 2.06% of the shares voting.
Abstain:     13,601 shares constituting 0.14% of the shares voting
85,700 shares chose not to participate in this vote.

5. Compensation of Mr. Gideon Hollander.

RESOLVED, that the compensation of Mr. Gideon Hollander for the years 2000-2001, which consists of options to purchase an aggregate of 250,000 Ordinary Shares, par value NIS 0.01 per share, as detailed in the Board of Directors' resolution dated January 2, 2001, at an exercise price of US $4.625 per share (the "Options"), is hereby approved.

The Options are vested in accordance with the following breakdown:

                  December 31, 2001         62,500            Options
                  March 31, 2002            15,625            Options
                  June 30, 2002             15,625            Options
                  September 30, 2002        15,625            Options
                  December 31, 2002         15,625            Options
                  March 31, 2003            15,625            Options
                  June 30, 2003             15,625            Options
                  September 30, 2003        15,625            Options
                  December 31, 2003         15,625            Options
                  March 31, 2004            15,625            Options
                  June 30, 2004             15,625            Options
                  September 30, 2004        15,625            Options
                  December 31, 2004         15,625            Options"

"FURTHER RESOLVED, that the Board of Directors be, and hereby is, authorized to approve the acceleration of the vesting of the options granted to Mr. Gideon Hollander pursuant to his employment agreement with Jacada, Inc., as amended from time to time."

The voting results were as follows:

For:         8,757,021 shares constituting 95.16% of the shares voting.
Against:     433,086 shares constituting 4.70% of the shares voting.
Abstain:     12,282 shares constituting 0.13% of the shares voting.

6. Amend the Company's Articles of Association to permit the Company to make charitable contributions.

"RESOLVED, that Article 35 of the Company's Articles of Association ("Powers of the Board of Directors") be amended by adding a new subsection (d) at the end thereof, to read as follows:

"35(d)  Charitable Contributions

To the extent permitted by the Companies Law, the Company may elect to contribute reasonable amounts to worthy causes. The Board of Directors may determine the causes to which the Company should contribute and the amounts of any such contributions."

The voting results were as follows:
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For:         8,003,443 shares constituting 90.84% of the shares voting.
Against:     802,907 shares constituting 9.11% of the shares voting.
Abstain:     3,967 shares constituting 0.04% of the shares voting
392,073 shares chose not to participate in this vote.

IN WITNESS WHEREOF, all the aforementioned resolutions were duly adopted in accordance with the Articles of Association of the Company and all requirements prescribed by applicable law.

There being no further business. the Meeting was adjourned.



/s/ Yossie Hollander
Chairman - Yossie Hollander